[redacted]

15027111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67357

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ShP Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Greenwich Drive, Suite 120
(No. and Street)

San Diego (City) CA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolette Denney 760 815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy G. Malott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHP Securities, LLC, as of December 31st, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature] 2/27/2015
Signature
Timothy G. Malott
President/CEO
Title

Notary Public SEE ATTACHED JURAT CERTIFICATE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 27 day of FEBRUARY, 20 15 by TIMOTHY G. MALOTT,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

OFFICIAL SEAL
G. D. OLER
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 2041437
SAN DIEGO COUNTY
MY COMM. EXP. SEPT 15, 2017

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

FORM X-17 A-5 PART III
(Title or description of attached document continued)

Number of Pages 2 Document Date 2/27/15

Additional information

INSTRUCTIONS

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SHP SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT AND FINANCIAL STATEMENTS

For the Year Ended December 31, 2014

SHP Securities, LLC

Table of Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
ShP Securities, LLC
6310 Greenwich Drive
San Diego, CA 92122

Report on the Financial Statements

I have audited the accompanying statement of financial condition of ShP Securities, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of ShP Securities, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ShP Securities, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of ShP Securities, LLC financial statements. The Net Capital Computation is the responsibility of ShP Securities, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

SHP Securities, LLC

Statement of Financial Condition
December 31, 2014

ASSETS		
Cash	$	22,064
Accounts receivable		83,611
CRD deposit		2,584
Total assets	**$**	**108,259**
LIABILITIES AND MEMBER'S EQUITY		
Liabilities	$	2,446
Member's Equity		105,813
Total liabilities and member's equity	**$**	**108,259**

See accompanying notes to financial statements
and independent auditor's report.

SHP Securities, LLC

Statement of Operations
For the Year Ended December 31, 2014

Revenue:	
Success and retainer fees	$ 776,488
Expenses:	
Project related costs and referral fees	610,317
Occupancy	64,800
Professional fees	28,200
Other operating expenses	61,922
Total expenses	765,239
Net income	$ 11,249

See accompanying notes to financial statements
and independent auditor's report.

SHP Securities, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance at December 31, 2013	$	94,564
Net income		11,249
Balance at December 31, 2014	$	105,813

See accompanying notes to financial statements
and independent auditor's report.

SHP Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 11,249
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(8,500)
CRD deposit	(2,584)
Prepaid expense	1,200
Accounts payable	2,446
Net cash used in operating activities	3,811
Net increase in cash	3,811
Cash at beginning of year	18,253
Cash at end of year	$ 22,064

See accompanying notes to financial statements
and independent auditor's report.

NOTE 1. NATURE OF OPERATIONS

ShP Securities, LLC (the "Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on April 3, 2006. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is an LLC and due to the nature of an LLC, its member has limited liability.

The Company is a corporate finance advisory firm, providing a range of merger and acquisition ("M&A") solutions for the business market. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities. The Company is a wholly owned subsidiary of Shoreline Partners, LLC (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for broker/dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts and disclosures in their financial statements. Actual results could differ from those estimates.

Revenue Recognition

Success fees are recognized as earned and retainer fees are recognized as services performed.

Concentration of Credit Risk

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statements. The member is required to report any gains, losses, credits or deductions on its individual tax returns. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. If such examination results in a change in the Company's income tax status, a provision for income taxes may need to be recorded.

Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date of the independent auditors' report, the date the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($163 at December 31, 2014), whichever is higher. At December 31, 2014, the Company's net capital was $19,618, which is in excess of the required minimum net capital. Also, at December 31, 2014, the Company had aggregate indebtedness of $2,446, which falls below the maximum ratio of aggregate indebtedness to net capital of 15 to 1.

NOTE 4. CONTINGENCIES

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Company.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has a month-to-month cost sharing agreement with its Parent whereby the Company pays the Parent for use office space and general office services. During the year ended December 31, 2014, the Company incurred $132,000 of expenses which is included in various expense accounts in the statement of operations.

The Company pays its Parent for consulting services. During the year ended December 31, 2014, the Company incurred $610,317 of consulting expenses for services provided by its Parent; this amount is included in project related costs and referral fees in the statement of operations.

NOTE 6. ACCOUNTS RECEIVABLE AND REVENUE CONCENTRATION

Included in accounts receivable are commissions receivable from a 2012 transaction in which the balance due is $70,111 as of December 31, 2014. The commission receivable is due in annual installments of $21,040.26 through 2016. The Company received the 2014 scheduled payment in January of 2015. This amount has not been recorded in the accompanying financial statements.

During 2014, two customers accounted for 38% and 15% of revenue, respectively.

SUPPLEMENTARY INFORMATION

SHP Securities, LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

NET CAPITAL		
Total member's equity	$	105,813
Less non-allowable assets:		
Accounts receivable		(83,611)
CRD deposit		(2,584)
Net capital	$	19,618
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital required (6-2/3% of aggregate) indebtedness or $5,000, whichever is greater)	$	5,000
Net capital in excess of amount required	$	14,618
Aggregate indebtedness	$	2,446
Ratio of aggregate indebtedness to net capital		12.5%

SHP Securities, LLC

Schedule II – Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net capital as previously reported in Part II of Form X-17A-5 of the Company's Unaudited FOCUS Report	$	19,618
Adjustment		-
Net capital as reported on the Company's FOCUS report	$	19,618
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's Unaudited FOCUS report	$	2,446
Adjustment		-
Aggregate indebtedness as reported on the Company's FOCUS report	$	2,446

SHP Securities, LLC

Schedule III – Computation for Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

A computation of reserve requirement is not applicable for ShP Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

SHP Securities, LLC

Schedule IV – Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2014

Information relating to possession or control requirements is not applicable to ShP Securities, LLC, as the Company qualifies for exemption under the Rule 15c3-3(k)(2)(i).

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
ShP Securities, LLC
6310 Greenwich Drive,
Ste. 120
San Diego, CA 92122

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) ShP Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which ShP Securities, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) ShP Securities, LLC stated that ShP Securities, LLC . met the identified exemption provisions throughout the most recent fiscal year without exception. ShP Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ShP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

SIPC ANNUAL ASSESSMENT
REQUIRED UNDER SEC RULE 17a-5(e)(4)

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Member of ShP Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and the Payments [General Assessment Reconciliation ("Form SIPC-7")] of ShP Securities, LLC (the "Company") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting none;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

SHP Securities, LLC

Schedule of Assessment of Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation
For the Year Ended December 31, 2014

		Amount
Total assessment	$	1,941
SIPC-6 general assessment		(695)
SIPC-7 general assessment		(1,246)
Total assessment balance	$	-

ShP Securities, LLC

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2014

Dear Mr. Richardson, Jr.:

Please be advised that ShP Securities, LLC, has complied with Exemption Rule 15c3-3 (k) (2) (i). for the period of January 1, 2014, through December 31, 2014. ShP Securities, LLC , Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). ShP Securities, LLC's past business has been of a similar nature and has complied to this exemption since its inception, .

Timothy G. Malott, the President/CEO of ShP Securities, LLC, has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review, December 31, 2014.

Timothy G. Malott has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected ShP Securities, LLC's compliance with this exemption.

If you would like additional information or have any questions. feel free to call me directly at (858) 587-9800.

Sincerely,

ShP Securities, LLC
By:

Timothy G. Malott
President/CEO

6310 Greenwich Drive, Ste. 120
San Diego, CA 92122
858-587-9800